[QUOVADX LETTERHEAD]
August 22, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-06
Washington, DC 20549
Attn: Stephen Krikorian and Melissa Walsh

Re:	Quovadx, Inc. (File No. 000-29273)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended June 30, 2006
Ladies and Gentlemen:
     We received your comment letter dated August 9, 2006 (the “Comment Letter”) and are in the process of preparing responses to your comments.
     The Comment Letter requests that we respond to your comments within ten business days or specify when we will be able to provide you with a response. Key individuals who are necessary in the preparation of our response have had previously scheduled out-of-office commitments that unfortunately have made it impossible for us to respond to the Comment Letter within ten business days. We therefore respectfully advise you that we will be able to respond to the Comment Letter on or before August 30, 2006. We trust that this is satisfactory to you, and look forward to providing our responses to the Comment Letter at such time.
     Please do not hesitate to contact me at (303) 488-2019 if you would like to discuss this request.

Very truly yours, /s/ Matthew T. Pullam Matthew T. Pullam Executive Vice President, Chief Financial Officer and Treasurer